CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule ~~13a-16~~ or 15d-16 of the Securities Exchange Act of 1934

September 20, 2002

ENDESA, S.A.
(Exact name of registrant as specified in its charter)

Principe de Vergara, 187
28002 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press release entitled, "Material Aspects Related To Endesa´s (Nyse:Ele) Business."	3

Investor Relations

Press Release

MATERIAL ASPECTS RELATED TO ENDESA´S (NYSE:ELE) BUSINESS

In relation to the comments that have appeared in different media in recent days, Endesa would like to state the following:

1. **In relation to the domestic business in Spain:**

- The latest information about the **new tariff framework** would imply an important improvement in the previous years' tariff situation with an expected recognition of the tariff deficit and the pending compensation to the islands for 2002 and for previous years.

- During the first half of 2002, Endesa´s **consolidated net income** amounted to €837 million and its debt level was reduced by €1,573 million. In the first half 2002 results, the company did not accounted for €364 million of potential revenues arising from the tariff deficit for the period.

- Endesa has not changed its **dividend policy** and does not foresee any reduction in pay-out bellow the 49% of the last year. There are no reasons for eliminating the dividend in 2002.

- Endesa has an excellent **cash position** with available lines of credits above €2.5 billion and maintains the strong cash flow generation that amounted to €1,595 million in the first half of the year. Therefore, the execution of the announced divestment plan will be completed in good market conditions.

- In the first half of 2002, **cost of debt** in Spain was 4.2% amongst the lowest in European companies.

- Both rating agencies Standard & Poors and Moody's, have recently confirmed A and A2 ratings respectively for Endesa´s long term debt.

- The company does not consider it necessary to **increase capital** and will continue its policy of selling assets in Spain and Latin America hence continuing debt reduction.

- The divestments and provisions undertaken by **AUNA** will improve its economic situation and therefore no new equity contribution is expected to be required from the shareholders. The strong performance of Amena, the main company in AUNA, which has had positive earnings since the beginning of 2002, underpinning an expected breakeven of AUNA in 2003.

2. <u>In relation to Endesa´s Latin American business:</u>

- No extraordinary **write-downs,** like those undertaken recently by some Spanish and foreign corporations, are expected. Write-downs are done every quarter by adjusting the value of our investment to the depreciation of the Latin American currencies and with additional provisions when needed. This practice has resulted in an accumulated write down of the Latin American investments of €2.7 billion as of June 30th. The book value of the Latin American assets is in line with fair value.

- During 2002, **Latin American business** has shown a positive performance in general terms as reflected by 6% increase in Latin American **EBIT** compared to previous year. Excluding Argentina the EBIT should have increased by 25%.

- The Brazilian Real devaluation has limited impact given that 55% of the debt in the Brazilian affiliates is denominated in Reals. The debt denominated in US dollar is financing CIEN, a company whose revenues are linked to the US dollar. The strong growth of the electricity demand in July and the second line interconnecting Argentina and Brazil that became fully operative in July, are expected to improve the profitability of our operations in these two countries. Additionally, US$ 62 million has been collected in relation to compensation for the rationing of electricity in **Brazil** in 2001.

- The recovery of the hydro generation in **Chile** has resulted in a strong operating performance during the year. EBIT of generation activities in Chile increased by 55% in the first half of the year.

- 100% of Endesa´s investment in **Argentina** has been provisioned. The Argentinean companies have positive EBIT which is greater than its interest costs of the debt.

- **Debt and liquidity of the Latin American companies.**
    - Neither Enersis nor Endesa Chile have liquidity problems.

- The Enersis group has **reduced its debt** by €1,140 million in the first half of the year.

- These companies could **sell assets** in the short term for a minimum amount of €600 million which given the debt associated with these assets, would imply an additional €1 billion of debt reduction.

- As of August 31st 2002, these companies had a **positive net cash position** of US$ 460 million and maintain a completely stable financial situation with the exception of Argentina. The situation in this country is affecting the general financial activity. However the Argentinean subsidiaries of Endesa, are paying interest costs and are rolling over the maturity of the principal of the debt.

- Endesa is ready to capitalise €1,440 million loan given to Enersis, which will result in significant improvement in the shareholders equity of Enersis.

- Standard & Poors ratified in July a BBB+ rating for the long-term debt of Enersis and Endesa Chile.

- Finally, debt at Enersis is non-recourse to Endesa, S.A. and no guarantee or pledge has been given and there are no cross-defaults clauses with this debt.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone # 212 750 7200
jpariente@endesa.es

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: September 20, 2002

By: /s/ Jacinto Pariente

Name: Jacinto Pariente

Title: Manager of North America Investor Relations